                                                                   Exhibit 17(a)

 PROSPECTUS                              May 1, 2000
  A Portfolio of

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

 U.S. REAL ESTATE PORTFOLIO
 Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs").

  Investment Adviser


 Morgan Stanley Asset Management

  Distributor

 Morgan Stanley & Co. Incorporated

 The Universal Institutional Funds, Inc. (the "Fund") is a mutual fund that provides investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. The U.S. Real Estate Portfolio (the "Portfolio") is one portfolio of the Fund managed by Morgan Stanley Asset Management ("MSAM" or the "Adviser").

 The Securities and Exchange Commission (the "Commission") has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

 TABLE OF CONTENTS

INVESTMENT SUMMARY

 U.S. Real Estate Portfolio                1

 Additional Risk Factors and Information   2

INVESTMENT ADVISER                         3

MANAGEMENT FEE                             3

PORTFOLIO MANAGERS                         4

SHAREHOLDER INFORMATION                    5

FINANCIAL HIGHLIGHTS                       6


INVESTMENT SUMMARY


 U. S. REAL ESTATE PORTFOLIO

The Portfolio seeks above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs").

Approach

The Adviser seeks a combination of current income and long-term gain by constructing a portfolio of equity securities of companies that are in the U.S. real estate business. The Portfolio focuses on REITs as well as real estate operating companies and diversifies its investments as to issuers, property types and region. The Adviser's approach emphasizes bottom-up stock selection with a top-down asset allocation overlay.

Process

The Adviser actively manages the Portfolio using a combination of top-down and bottom-up methodologies. The top-down asset allocation overlay is determined by focusing on key regional criteria, which include demographic and macroeconomic considerations (for example, population, employment, household formation and income). The Adviser employs a value-driven approach to bottom-up security selection which emphasizes underlying asset values, values per square foot and property yields. In seeking an optimal matrix of regional and property market exposure, the Adviser considers broad demographic and macroeconomic factors as well as criteria, such as space demand, new construction and rental patterns.

Risk

Investing in the Portfolio may be appropriate for you if you are willing to accept the risks and uncertainties of the U.S. real estate market in the hope of earning current income and long-term gain. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, prices of equity securities will respond to events that affect entire financial markets or industries (changes in inflation or consumer demand, for example) and to events that affect particular issuers (news about the success or failure of a new product, for example). As a result of price volatility, there is a risk that you may lose money by investing in the Portfolio. Investing in real estate companies entails the risks of the real estate business generally, including sensitivity to economic and business cycles, changing demographic patterns and government actions. In addition, at times the Portfolio's market sector, U.S. real estate securities, may underperform relative to other sectors.

Investing in REITs exposes investors to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which REITs are organized and operated. REITs generally invest directly in real estate (equity REITs), in mortgages (mortgage REITs) or in some combination of the two (hybrid REITs). The Portfolio will invest primarily in equity REITs. Operating REITs requires specialized management skills and the Portfolio indirectly bears REIT management expenses along with the direct expenses of the Portfolio. Individual REITs may own a limited number of properties and may concentrate in a particular region or property type. REITs also must satisfy specific Internal Revenue Code requirements in order to qualify for the tax-free pass through of income. The risks of investing in the Portfolio may be intensified because the Portfolio is non-diversified which means it may invest in securities of a limited number of issuers. As a result, the performance of a particular investment or a small group of investments may affect the Portfolio's performance more than if the Portfolio were diversified.

                                  [CHART]
PERFORMANCE
Commenced operations on March 3, 1997
                          1998          1999
----------------------------------------------------------------------
                        -10.86%        -1.47%
----------------------------------------------------------------------
                 HIGH (QUARTER)          LOW (QUARTER)
----------------------------------------------------------------------
                  4/99 - 6/99             7/98 - 9/98
                    13.09%                   -8.80%
----------------------------------------------------------------------
AVERAGE ANNUAL TOTAL RETURN for periods ended December 31, 1999.
                                              NATIONAL ASSOCIATION OF
                                               REAL ESTATE INVESTMENT
                        U.S. REAL ESTATE       TRUSTS (NAREIT) EQUITY
                            PORTFOLIO                  INDEX*
----------------------------------------------------------------------
Past One Year                -1.47%                    -4.62%
----------------------------------------------------------------------
Since Inception               1.27%                    -2.25%

The bar chart and table above show the
performance of the Portfolio year-by-
year and as an average over different
periods of time. This performance in-
formation does not include the impact
of any charges deducted by your insur-
ance company. If it did, returns would
be lower. The bar chart and table dem-
onstrate the variability of perfor-
mance over time and provide an indica-
tion of the risks of investing in the
Portfolio. How the Portfolio has per-
formed in the past does not necessar-
ily indicate how the Portfolio will
perform in the future.

* The NAREIT Equity Index is an
  unmanaged market weighted index of
  tax-qualified REITs listed on the
  New York and American Stock
  Exchanges and the NASDAQ National
  Market System. An index is a
  hypothetical measure of performance
  based on the ups and downs of
  securities that make up a particular
  market. An index does not show
  actual investment returns or reflect
  payment of management or brokerage
  fees, which would lower the index's
  performance.

                              INVESTMENT SUMMARY


 ADDITIONAL RISK FACTORS AND INFORMATION
This section discusses additional risk factors and information relating to the Portfolio. The Portfolio's investment practices and limitations are described in more detail in the Statement of Additional Information ("SAI") which is legally part of this Prospectus. For details on how to obtain a copy of the SAI and other reports and information, see the back cover of this Prospectus.

Price volatility

The value of your investment in the Portfolio is based on the market prices of the securities the Portfolio holds. These prices change daily due to economic and other events that affect markets generally, as well as those that affect particular regions or companies. These price movements, sometimes called volatility, may be greater or lesser depending on the types of securities the Portfolio owns and the markets in which the securities trade. Over time, equity securities have generally shown gains superior to fixed income securities, although they have tended to be more volatile in the short term. Fixed income securities, regardless of credit quality, experience price volatility, especially in response to interest rate changes.

Real estate investing

The Portfolio invests in companies that are mainly in the real estate business (that is, they either (i) derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate, or (ii) have at least 50% of the fair market value of their assets invested in residential, commercial or industrial real estate). As a result, these companies (and, therefore, the Portfolio) will experience the risks of investing in real estate directly. Real estate is a cyclical business, highly sensitive to general and local economic developments and characterized by intense competition and periodic overbuilding. Real estate income and values may also be greatly affected by demographic trends, such as population shifts or changing tastes on values. Government actions, such as tax increases, zoning law changes or environmental regulations, may also have a major impact on real estate. Changing interest rates and credit quality requirements will also affect the cash flow of real estate companies and their ability to meet capital needs.


Investment discretion

In pursuing the Portfolio's investment objective, the Adviser has considerable leeway in deciding which investments it buys, holds or sells on a day-to-day basis, and which trading strategies it uses. For example, the Adviser may determine to use some permitted trading strategies while not using others. The success or failure of such decisions will affect the Portfolio's performance.


Temporary defensive investments

When the Adviser believes that changes in economic, financial or political conditions warrant, the Portfolio may invest without limit in certain short- and medium-term fixed income securities for temporary defensive purposes. If the Adviser incorrectly predicts the effects of these changes, such defensive investments may adversely affect the Portfolio's performance and the Portfolio may not achieve its investment objective.


Portfolio turnover

Consistent with its investment policies, the Portfolio will purchase and sell securities without regard to the effect on portfolio turnover. Higher portfolio turnover will cause the Portfolio to incur additional transaction costs.

INVESTMENT ADVISER

MSAM, with principal offices at 1221 Avenue of the Americas, New York, New York 10020, the Adviser to the Portfolio, conducts a worldwide portfolio management business, and provides a broad range of portfolio management services to customers in the United States and abroad. Morgan Stanley Dean Witter & Co. ("MSDW") is the direct parent of the Adviser and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Fund's distributor. MSDW is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses -- securities, asset management and credit services. As of December 31, 1999, the Adviser and its institutional investment advisory affiliates had approximately $184.4 billion in assets under management or fiduciary advice. On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

MANAGEMENT FEE

The Adviser is entitled to receive a management fee at an annual percentage of the Portfolio's average daily net assets as follows:

  ASSETS                           FEE
----------------------------------------
  First $500 million               0.80%
----------------------------------------
  From $500 million to $1 billion  0.75%
----------------------------------------
  More than $1 billion             0.70%

However, the Adviser has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio will not exceed 1.10% of its average daily assets. For purposes of determining the amount of the voluntary management fee waiver and/or reimbursement, if any, the annual operating expenses of the Portfolio exclude certain investment related expenses such as foreign country tax expense and interest expense on amounts borrowed. As a result, the expense ratio, including these expenses, after fee waivers and/or reimbursements may be higher than 1.10%. Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waiver and/or reimbursement at any time without notice.

For the fiscal year ended December 31, 1999, the Adviser received no fee from the Portfolio for management services due to fee waivers. In addition, for the same period the Adviser reimbursed expenses of approximately $121,000.

 PORTFOLIO MANAGERS
The following individuals have primary day-to-day portfolio management responsibility for the Portfolio:

Theodore R. Bigman and Douglas A. Funke
Theodore R. Bigman is a Managing Director of MSAM and Morgan Stanley and has primary responsibility for managing MSAM's global real estate securities business. Prior to joining MSAM in 1995, he was a Director at CS First Boston, where he worked for eight years in the Real Estate Group. While at CS First Boston, Mr. Bigman established and managed that firm's REIT effort, which included primary responsibility for $2.5 billion of initial public offerings by REITs. Mr. Bigman graduated from Brandeis University in 1983 with a B.A. in Economics and received his M.B.A. from Harvard University in 1987. Douglas A. Funke, a Vice President of MSAM and Morgan Stanley, joined Morgan Stanley in 1993 as a Financial Analyst. Currently, he is responsible for providing research and analytical support for the group's real estate securities investment business. Prior to joining MSAM in 1995, he was a member of Morgan Stanley's Interest Rate and Foreign Exchange Risk Management Group, where he assisted in the execution of more than $3 billion of structured financings and firm-related risk management projects. Mr. Funke graduated from the University of Chicago in 1993 with a B.A. in Economics and Political Science. He is a member of the National Association of Real Estate Investment Trusts and the New York Society of Security Analysts. Mr. Bigman has shared primary responsibility for managing the Portfolio's assets since its inception. Mr. Funke has shared primary responsibility for managing the Portfolio's assets since January 1999.

 SHAREHOLDER INFORMATION

Purchasing and selling Fund shares

Shares are offered on each day that the New York Stock Exchange (the "NYSE") is open for business.

The Portfolio offers its shares only to insurance companies for separate accounts they establish to fund variable life insurance and variable annuity contracts, and by other entities under qualified pension and retirement plans. An insurance company purchases or redeems shares of the Portfolio based on, among other things, the amount of net contract premiums or purchase payments allocated to a separate account investment division, transfers to or from a separate account investment division, contract loans and repayments, contract withdrawals and surrenders, and benefit payments. The contract prospectus describes how contract owners may allocate, transfer and withdraw amounts to, and from, separate accounts.

Pricing of Portfolio shares

The price per share will be the net asset value (NAV) per share next determined after the Fund or its designee receives your purchase or redemption order. The NAV for one share is the value of that share's portion of all of the assets in the Portfolio. The Fund determines the NAV for the Portfolio as of the close of the NYSE (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open for business.

About net asset value

The NAV per share of the Portfolio is determined by dividing the total market value of the Portfolio's investments and other assets, less any liabilities, by the total number of outstanding shares of the Portfolio. In making this calculation, the Portfolio generally values securities at market price. If market prices are unavailable or may be unreliable because of events occurring after the close of trading, fair value prices may be determined in good faith using methods approved by the Board of Directors. The Portfolio may hold portfolio securities that are listed on foreign exchanges. These securities may trade on weekends or other days when the Portfolio does not calculate its NAV. As a result, the value of these investments may change on days when you cannot purchase or sell shares.

Dividends and distributions

The Portfolio distributes its investment income annually as dividends and makes distributions of capital gains, if any, at least annually.

Taxes

The Portfolio expects that it will not have to pay federal income taxes if it distributes annually all of its net investment income and net capital gains. The Portfolio will not be subject to federal excise taxes with respect to undistributed income.

Special tax rules apply to life insurance companies, variable annuity contracts and variable life insurance contracts. Net income and realized capital gains that the Portfolio distributes are not currently taxable when left to accumulate within a variable annuity or variable life insurance contract or under a qualified pension or retirement plan. For information on federal income taxation of a life insurance company with respect to its receipt of distributions from the Portfolio and federal income taxation of owners of variable annuity or variable life insurance contracts, refer to the contract prospectus.

Because each investor's tax circumstances are unique and the tax laws may change, you should consult your tax advisor about the federal, state and local tax consequences applicable to your investment.

FINANCIAL HIGHLIGHTS

 U.S. REAL ESTATE PORTFOLIO

The financial highlights table is intended to help you understand the Portfolio's financial performance since its inception. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose unqualified report appears in the Portfolio's Annual Report to Shareholders and is incorporated by reference in the SAI. The Annual Report and the Fund's financial statements, as well as the SAI, are available at no cost from the Fund at the toll free number noted on the back cover to this Prospectus or from your insurance company.

                                                                PERIOD FROM
                            YEAR ENDED        YEAR ENDED     MARCH 3, 1997* TO
                         DECEMBER 31, 1999 DECEMBER 31, 1998 DECEMBER 31, 1997
SELECTED PER SHARE DATA
 AND RATIOS
Net Asset Value,
 Beginning of Period          $  9.80           $ 11.41           $ 10.00
                              -------           -------           -------
Income From Investment
 Operations
 Net Investment Income           0.43              0.40              0.17
 Net Realized and
  Unrealized Gain (Loss)        (0.59)            (1.63)             1.61
                              -------           -------           -------
 Total From Investment
  Operations                    (0.16)            (1.23)             1.78
                              -------           -------           -------
Distributions
 Net Investment Income          (0.53)            (0.29)            (0.17)
 Net Realized Gain                 --             (0.09)            (0.20)
                              -------           -------           -------
 Total Distributions            (0.53)            (0.38)            (0.37)
                              -------           -------           -------
Net Asset Value, End of
 Period                       $  9.11           $  9.80           $ 11.41
                              =======           =======           =======
Total Return                    (1.47)%          (10.86)%           17.99%
                              =======           =======           =======
Ratios and Supplemental
 Data:
Net Assets, End of
 Period (000's)               $15,966           $15,134           $13,055
Ratio of Expenses to
 Average Net Assets              1.10%             1.10%             1.10%**
Ratio of Net Investment
 Income to Average Net
 Assets                          5.03%             4.14%             3.14%**
Portfolio Turnover Rate            40%              100%              114%
Effect of Voluntary
 Expense Limitation
 During the Period:
 Per Share Benefit to
  Net Investment Income       $  0.07           $  0.06           $  0.07
Ratios Before Expense
 Limitation:
 Expenses to Average Net
  Assets                         1.90%             1.73%             2.32%**
 Net Investment Income
  to Average Net Assets          4.23%             3.51%             1.92%**

-------
 * Commencement of operations
** Annualized

 WHERE TO FIND ADDITIONAL INFORMATION

Statement of Additional Information
In addition to this Prospectus, the Fund has an SAI, dated May 1, 2000, which contains additional, more detailed information about the Fund and the Portfolio. The SAI is incorporated by reference into this Prospectus and, therefore, legally forms a part of this Prospectus.

Shareholder Reports
The Fund publishes annual and semi-annual reports containing financial statements. These reports contain additional information about the Portfolio's investments. In the Fund's shareholder reports, you will find a discussion of the market conditions and the investment strategies that significantly affected the Portfolio's performance during that period.

For additional Fund information, including information regarding the investments comprising the Portfolio, please call 1-800-281-2715 or contact your insurance company.

You may obtain the SAI and shareholder reports without charge by contacting the Fund at the toll-free number above or your insurance company.

Information about the Fund, including the SAI, and the annual and semi-annual reports, may be obtained from the Commission in any of the following ways: (1) In person: you may review and copy documents in the Commission's Public Reference Room in Washington, D.C. (for information on the operation of the Public Reference Room, call 1-202-942-8090); (2) On-line: you may retrieve information from the EDGAR Database on the Commission's web site at "http://www.sec.gov"; or (3) By mail; you may request documents, upon payment of a duplicating fee, by writing to Securities and Exchange Commission, Public Reference Section, Washington, D.C. 20549-0102. You may also obtain this information, upon payment of a duplicating fee, by e-mailing the Commission at the following address: publicinfo@sec.gov. To aid you in obtaining this information, the Fund's Investment Company Act registration number is 811-7607.
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
           [MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC. LOGO APPEARS HERE] P.O. Box 2798
  Boston, Massachusetts 02208-2798

  For information call 1-800-281-2715